50
4/2/04

04016960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(A)

VF 4-1-04

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

MAIL RECEIVED MAR 31 2004 PROCESSING

SEC FILE NUMBER
8- 38730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wharton Income Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5537 Harvest Hill, Suite 1124
(No. and Street)

Dallas, TX 75230
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Oberstein, President 972-490-6655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
(Name – *if individual, state last, first, middle name*)

7424 Greenville Avenue, Suite 100, Dallas, TX 75231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Oberstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wharton Income Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSA GORDON
Notary Public, State of Texas
My Commission Expires
July 23, 2004

Rosa Gordon
Notary Public

Michael Oberstein
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON INCOME GROUP, INC

Member NASD & SIPC

5537 Harvest Hill
Suite 1124
Dallas, Texas 75230

Office 972/490-6655
Fax 972/934-2597

March 23, 2004

Mr. Christian A. Zrull, Associate Director
NASD
12801 North Central Expressway, Suite 1050
Dallas, Texas 75243-1778

Dear Mr. Zrull:

In response to your letter of March 19, 2004, I am enclosing an amended facing page (Form X-17A-5 Part III) with box (n) on page two checked. The auditor's report did in fact include the report required by SEC rule 17a-5 (d). The auditor firm unintentionally did not check box (n). A copy of the auditing firm's response is also included.

I am also sending this letter, the amended facing page and the auditors' letter to:

1 set Securities Exchange Commission
Attn: Julie Preuitt
Assistant Director Administrator
801 Cherry Street, Unit 18
Fort Worth, Texas 76102

2 sets Securities Exchange Commission
450 5th Street NW
Washington, DC 20549

Sincerely,

Michael Oberstein
President

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
817-695-1040

March 23, 2004

Mr. Christian A. Zrull, Associate Director
NASD
12801 N. Central Expressway, Suite 1050
Dallas, TX 75243-1778

Re: Wharton Income Group, Inc.
2003 Annual Audit – Report
on internal control required by
SEC rule 17a-5

Dear Mr. Zrull,

With regard to your letter dated March 19, 2004, our audit report does contain the *Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.* We did error by not checking box (n) on page 2 of the facing report (Form X-17a-5 Part III). The mistake was unintentional.

We apologize for the inconvenience we have caused to your office, the SEC and Wharton Income Group, Inc.

Sincerely,

G. S. Hatfield, CPA
Dallas, TX

Copies to:

Securities Exchange Commission
Attn: Julie Preuitt
Assistant Director Administrator
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Securities Exchange Commission
450 5th Street NW
Washington, DC 20549

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
817-695-1040

SEC MAIL PROCESSING SECTION RECEIVED MAR 31 2004 WASH., D.C. 158

March 24, 2004

Shelly Weatherall
NASD
12801 N. Central Expressway, Suite 1050
Dallas, TX 75243-1778

Re: Wharton Income Group, Inc.
2003 Annual Audit – Report on internal control required by SEC rule 17a-5

Dear Ms. Weatherall,

With regard to Mr. Zrull's letter dated March 19, 2004, our audit report contains the required *Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.* Our report stated that we found no material inadequacies in the corporation's internal controls during our audit. Because we encountered nothing that required disclosure, we did not include the information specified by Box (n). In the past, we placed *N/A* (non applicable) next to the box to indicate that we had found no material inadequacies in the corporation's internal controls. It appears to us that checking the box indicates there is an additional report describing inadequacies found during our audit. Such a report would not be appropriate for this audit engagement. Is it appropriate to place *N/A* next to the box to indicate that no such report is applicable?

We want to make it perfectly clear that the checked box (n), based on our conversation with your office in Dallas, was checked to indicate that the *Independent Auditors' Report on Internal Control Required by SEC Rule 17-a-5* was included in the audit report. That report does not report any material internal control inadequacies, as we found none during our audit engagement.

Sincerely,

G. S. Hatfield, CPA
Dallas, TX

Copies to:

Securities Exchange Commission
Attn: Julie Preuitt
Assistant Director Administrator
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Securities Exchange Commission
450 5th Street NW
Washington, DC 20549

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
717 Gateway Plaza
2723 Avenue E. East
Arlington, Texas 76011
817-695-1040

March 24, 2004

Shelly Weatherall
NASD
12801 N. Central Expressway, Suite 1050
Dallas, TX 75243-1778

Re: Wharton Income Group, Inc.
2003 Annual Audit – Report
on internal control required by
SEC rule 17a-5

Dear Ms. Weatherall,

With regard to Mr. Zrull's letter dated March 19, 2004, our audit report contains the required *Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5*. Our report stated that we found no material inadequacies in the corporation's internal controls during our audit. Because we encountered nothing that required disclosure, we did not include the information specified by Box (n). In the past, we placed *N/A* (non applicable) next to the box to indicate that we had found no material inadequacies in the corporation's internal controls. It appears to us that checking the box indicates there is an additional report describing inadequacies found during our audit. Such a report would not be appropriate for this audit engagement. Is it appropriate to place *N/A* next to the box to indicate that no such report is applicable?

We want to make it perfectly clear that the checked box (n), based on our conversation with your office in Dallas, was checked to indicate that the *Independent Auditors' Report on Internal Control Required by SEC Rule 17-a-5* was included in the audit report. That report does not report any material internal control inadequacies, as we found none during our audit engagement.

Sincerely,

G. S. Hatfield, CPA
Dallas, TX

Copies to:

Securities Exchange Commission
Attn: Julie Preuitt
Assistant Director Administrator
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Securities Exchange Commission
450 5th Street NW
Washington, DC 20549